Vornado Realty Trust 210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

May 27, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Kristi Marrone
Staff Accountant

Re:	Vornado Realty Trust Vornado Realty L.P.
Forms 10‑K for the year ended December 31, 2015 Forms 10-Q for the quarter ended March 31, 2016 File Nos. 1-11954 and 1-34482

Dear Ms. Marrone:

         Please find herein our response to your letter, dated May 16, 2016, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Stephen W. Theriot, Chief Financial Officer of Vornado Realty Trust (“Vornado”), the managing general partner of Vornado Realty L.P. (together with Vornado, the “Company”) regarding the above referenced filings with the Commission.  We have carefully considered the Staff’s comments and have provided additional information, as requested.  For your convenience, we have included in bold the Staff’s comment before our response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Expenditures for the Year Ended December 31, 2015, page 82

1.       We note your accounting policy on page 102 indicating that maintenance and repairs are expensed as incurred. Please tell us the composition of capital expenditures that comprise the line item Expenditures to maintain assets, and how such capitalized costs differ from repairs and maintenance costs charged to expense.

Company’s Response:

The Company notes for the information of the Staff the line item “expenditures to maintain assets” for the year ended December 31, 2015 in the amount of $125,215,000 represents capital expenditures which benefit future periods, such as (i) replacement and/or major upgrades to building mechanical systems such as heating, ventilation and cooling (“HVAC”), elevators and escalators, sprinkler and fire prevention, electrical and lighting, plumbing and (ii) renovations and improvements to lobbies, bathrooms, exterior façades and other building components.   In accordance with ASC 970-360, because these expenditures provide a future benefit by extending the useful life of our fixed assets, they are capitalized on our balance sheet.  These capitalized expenditures differ from repairs and maintenance costs which are comprised of service maintenance costs and repairs to our building systems mentioned above, painting, metal and marble maintenance and other preventative maintenance items which are expensed as incurred because they do not extend the useful life of our fixed assets.

Form 10-Q for the quarter ended March 31, 2016

Note 13. Fair Value Measurements

Fair Value Measurements on a Nonrecurring Basis, page 22

2.       Please disclose quantitative information about the significant unobservable inputs used in the fair value measurement of the Skyline properties as required by ASC 820-10-50-2bbb.

Company’s Response:

In response to the Staff’s comment, the Company will revise its disclosure in future periodic filings during 2016 to include significant unobservable quantitative inputs used in determining the fair value of the Skyline properties.  The Company will provide this disclosure in Note 9 – Debt of its second quarter consolidated financial statements to be included in its next Form 10-Q substantially as follows:

     On March 15, 2016, we notified the servicer of the $678,000,000 mortgage loan on the Skyline properties in Virginia that cash flow will be insufficient to service the debt and pay other property related costs and expenses and that we were not willing to fund additional cash shortfalls.  Accordingly, at our request, the loan has been transferred to the special servicer.  Consequently, based on our shortened estimated holding period for the underlying assets, we concluded that the excess of carrying amount over our estimated fair value was not recoverable and recognized a $160,700,000 non-cash impairment loss in the first quarter of 2016.  The Company’s estimate of fair value was derived from a discounted cash flow model based upon market conditions and expectations of growth and utilized unobservable quantitative inputs including a capitalization rate of 8.0% and discount rate of 8.2%.

We acknowledge that:

•         We are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to Stephen W. Theriot, Chief Financial Officer at (201) 587‑1000.

Sincerely, /s/ Stephen W. Theriot Stephen W. Theriot, Chief Financial Officer

cc:	Mark Rakip Patrick Henry (Deloitte & Touche LLP) William Farrar (Sullivan & Cromwell LLP) Steven Roth Joseph Macnow (Vornado Realty Trust)

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